                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. 1 )*


                               Moore-Handley, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   615762 10 1
                                 (CUSIP Number)

                                  William Riley
                             c/o Moore-Handley, Inc.
                                  P.O. Box 2607
                            Birmingham, Alabama 35202
                                 (205) 663-8011

                                 with a copy to:

                               Steven Ostner, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.
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                                  SCHEDULE 13D

CUSIP No. 615762 10 1                                         Page 2 of 6 Pages


(1)        Names of Reporting Persons               William Riley
           S.S. or I.R.S. Identification
           Nos. of Above Persons (Entities only)
-------------------------------------------------------------------------------
(2)        Check the Appropriate Box                               (a) [    ]
           if a Member of a Group                                  (b) [    ]
-------------------------------------------------------------------------------
(3)        SEC Use Only
-------------------------------------------------------------------------------
(4)        Source of Funds                                                 PF
-------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)                                       [    ]
-------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                                U.S.A.
--------------------------------- ---------------------------------------------
Number of Shares Beneficially      (7) Sole Voting Power                447,358
Owned  -  by Each Reporting        --------------------------------------------
Person With                        (8) Shared Voting Power
                                   --------------------------------------------
                                   (9) Sole Dispositive Power           447,358
                                   --------------------------------------------
                                   (10) Shared Dispositive Power
            -------------------------------------------------------------------
(11)        Aggregate Amount Beneficially
            Owned by Each Reporting Person                             447,358
-------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount
            in Row (11) Excludes Certain Shares                          [   ]
-------------------------------------------------------------------------------
(13)        Percent of Class Represented
            by Amount in Row                                             22.8%
-------------------------------------------------------------------------------
(14)        Type of Reporting Person                                        IN

                                  SCHEDULE 13D

CUSIP No. 615762 10 1                                         Page 3 of 6 Pages




ITEM 1.

         (A)      NAME OF ISSUER

                  Moore-Handley, Inc. (the "Issuer")

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3140 Pelham Parkway
                  Pelham, Alabama 35124

         (C)      TITLE OF CLASS OF SECURITIES

This report covers the Issuer's Common Stock, par value $.10 per share (the "Common Stock").


ITEM 2.

(a) The names of the person filing this statement is William Riley

(b) Mr. Riley's business address is c/o Moore-Handley, Inc., P.O. Box 2607, Birmingham, Alabama 35202.

(c) Mr. Riley is the Chairman of the Board and Chief Executive Officer of Moore-Handley, Inc.

(d) During the last five years, Mr. Riley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Riley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Riley is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Of the 447,358 shares of Common Stock beneficially owned by Mr. Riley, 397,358 shares of Common Stock are owned by Mr. Riley. The remaining 50,000 shares represent shares to be issued to Mr. Riley pursuant to the Issuer's Employee Stock



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                                  SCHEDULE 13D

CUSIP No. 615762 10 1                                         Page 4 of 6 Pages


Purchase Plan upon repayment of a note, dated September 1, 1998, issued by Mr. Riley to the Issuer in payment of the purchase price. The 50,000 shares were purchased for $2.625 per share. The note is in the principal amount of $131,250, bears interest at 8 1/2% and matures July 1, 2001. Of the owned shares, 9,100 shares were acquired on the open market with the use of personal funds of Mr. Riley, 11,800 shares were acquired through the Issuer's employee stock purchase plan through regular payroll deductions and the remaining 376,458 through direct investment of personal funds in the Issuer upon its formation.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On December 31, 1999, Mr. Riley purchased, for settlement on January 5, 2000, 9,100 shares of Common Stock at $1.50 per share in the open market as an additional investment.

                  Mr. Riley intends to monitor his investment in the Common Stock of the Issuer on an ongoing basis. As part of this ongoing review process, Mr.Riley may from time to time consider a number of strategies for enhancing value, including, without limitation, (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. There can be no assurance that Mr. Riley will develop any plans or proposals with respect to any of the foregoing matters. Any strategies that Mr. Riley may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, and general economic, market and industry conditions.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The equity securities to which this statement relates consists of: (i) 397,358 shares of Common Stock owned by Mr. Riley and (ii) 50,000 shares of Common Stock to be issued upon repayment of the note issued by Mr. Riley for their purchase, which note matures July 1, 2001, all of which are beneficially owned by Mr. Riley.

                                  SCHEDULE 13D

CUSIP No. 615762 10 1                                         Page 5 of 6 Pages


These equity securities represent approximately 22.8% of the outstanding shares of Common Stock.

                  (b) Mr. Riley has the sole power to vote and dispose of each of the Shares, other than the 50,000 shares to be issued upon repayment of the note under the Issuer's Employee Stock Purchase Plan, as to which Mr. Riley has a right to acquire sole power to vote and dispose of such shares upon repayment of the note.

                  (c) Except as described in Item 4, Mr. Riley has not participated in any transaction involving Common Stock within the past sixty days other than through the Issuer's Employee Stock Purchase Plan.

                  (d)  N/A

                  (e)  N/A

ITEM 6.

                  None.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1. The Moore-Handley Inc. Employee Stock Purchase Plan filed as Exhibit 10 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference.

                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 24, 2000



                                  /s/ William Riley
                                  ---------------------------------------------
                                  William Riley



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                                INDEX OF EXHIBITS

1. The Moore-Handley Inc. Employee Stock Purchase Plan filed as Exhibit 10 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference.